ISSUER FREE WRITING PROSPECTUS
Dated November 13, 2012
Filed pursuant to Rule 433
Registration Statement No. 333-163069

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.
FREE WRITING PROSPECTUS

American Realty Capital New York Recovery REIT, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on November 12, 2009 and the registration statement became effective on September 2, 2010. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated January 17, 2012, and supplements thereto are available on the SEC Web site at

http://sec.gov/Archives/edgar/data/1474464/000114420412002612/v245581_424b3.htm,

http://www.sec.gov/Archives/edgar/data/1474464/000114420412038483/v317815_424b3.htm

http://www.sec.gov/Archives/edgar/data/1474464/000114420412043604/v320729_424b3.htm and

http://www.sec.gov/Archives/edgar/data/1474464/000114420412055770/v324850_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering, will arrange to send you the prospectus and supplements thereto if you request it by calling toll-free 1-877-373-2522.

The article attached as Annex A was originally published online by Commercial Property Executive on November 9, 2012. The article included statements made by Adam Schorsch, Vice President of American Realty Capital.

The article was not prepared or reviewed by the Company prior to publication. Commercial Property Executive, the publisher of the article, routinely publishes articles on real estate-related news. Commercial Property Executive is not affiliated with the Company and no payment was made nor was any consideration given to Commercial Property Executive by or on behalf of the Company in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Annex A

NYRR to Purchase 149 KSF NYC Office Tower for $65M

November 9, 2012

By Barbra Murray, Contributing Editor

American Realty Capital New York Recovery REIT Inc. has been doing quite a bit of buying over the last couple of months and now it is on the verge of adding a fully leased Manhattan office property to its portfolio. The REIT has entered into an agreement to acquire the 149,000-square-foot building at 229 W. 36th St. from Real Estate Capital Partners for $65 million.

The office asset last changed hands in 2007, when Real Estate Capital Partners picked it up for $57.6 million. The owner landed a big fish for the tenant roster just one year later when American Language Communication Center Inc. committed to 70,000 square feet under a 20-year lease agreement.

NYRR’s acquisition of 229 W. 36th St. will mark its second purchase in the Garment District; the REIT signed a deal to snap up the 118,000-square-foot office building at 256 West 38th St for $48.6 million in October. NYRR has its reasons for shopping in the Garment District, and a change in area dynamics is one of them. “The continuing recovery of the New York City office market is punctuated by near-record 5.6 percent direct vacancy in the Midtown South submarket, and this is putting upward pressure on rents in the adjacent Garment District submarket as some office tenants are priced out of Midtown South and moving to the Garment District,” Adam Schorsch, vice president with NYRR, told Commercial Property Executive.

Schorsch also points to the historically strong rent growth in adjacent submarkets as another one of the Garment District’s attractive features. And there’s more. “The potential re-zoning, currently under consideration by the City, would positively affect property values and rents in the Garment District,” he added.

However, NYRR is not limiting itself to certain neighborhoods. Last month, the REIT closed the $13 million acquisition of a fully occupied, 20,000-square-foot commercial property in Brooklyn. And in September, NYRR grabbed a 50-unit multi-family destination and a 36-space parking facility, also in Brooklyn, for $31.5 million.